UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No.: 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On December 8, 2025, Check Point Software Technologies Ltd. (NASDAQ:CHKP) (the “Company”) closed the previously announced offering of $1.75 billion principal amount of 0.00% convertible senior notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $250 million of Additional Convertible Notes (as defined below) pursuant to the 13-day option of the Initial Purchasers (as defined below), resulting in a total principal amount of $2.0 billion.

PURCHASE AGREEMENT

On December 3, 2025, the Company entered into a purchase agreement (the “Purchase Agreement”) with the initial purchasers party thereto (collectively the “Initial Purchasers”), pursuant to which the Company agreed to sell $1.75 billion aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $250,000,000 aggregate principal amount of its 0.00% convertible senior notes due 2030 (the “Additional Convertible Notes”), which the Initial Purchasers exercised in full on December 4, 2025. The Initial Convertible Notes, together with the Additional Convertible Notes, are referred to herein as the “Convertible Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

INDENTURE

The sale of the Convertible Notes closed on December 8, 2025. The Convertible Notes were issued pursuant to an indenture, dated December 8, 2025 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

The Convertible Notes will not bear regular interest, and the principal amount of the Notes will not accrete. However, special interest, if any, may accrue on the Notes upon the occurrence of certain events relating to the failure to file certain reports with the U.S. Securities and Exchange Commission or to remove certain restrictive legends from the Notes.

The Convertible Notes are convertible based upon an initial conversion rate of 4.1042 of the Company’s ordinary shares, par value NIS 0.01 per ordinary share (the “ordinary shares”) per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $243.65 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

The Convertible Notes will mature on December 15, 2030, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding September 16, 2030, a holder may convert its Convertible Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2026 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls the Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after September 16, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Convertible Notes to be converted and pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election, in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the Convertible Notes being converted.

The Company may redeem for cash (1) all of the Convertible Notes at any time on or prior to the 30th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Convertible Notes, at any time, and from time to time, on or after December 20, 2028, and on or before the 30th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of Check Point’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued and unpaid special interest, if any, to be immediately due and payable.

The Convertible Notes are general unsecured obligations of the Company. The Convertible Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to the Company’s unsecured indebtedness that is not so subordinated, are effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and to the Company’s liabilities in priority under the applicable bankruptcy laws of Israel, and are structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries.

The net proceeds from the sale of the Convertible Notes were approximately $1.97 billion, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company will use (i) $192.0 million of the net proceeds from the sale of the Convertible Notes to pay the costs of the Capped Call Transactions (as defined below), and (ii) approximately $225.0 million of the net proceeds from the sale of the Convertible Notes to repurchase approximately 1.18 million ordinary shares pursuant to the Company’s existing share repurchase program. The Company intends to use the remainder of the net proceeds for general corporate purposes, including additional share repurchases, potential mergers and acquisitions, business development, and the development of new products and technologies. However, the Company has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.

CAPPED CALL TRANSACTIONS

In connection with the pricing of the Convertible Notes and the exercise by the Initial Purchasers of the 13-day option to purchase Additional Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with each of Wells Fargo Bank, National Association, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Mizuho Markets Americas LLC, acting through its agent Mizuho Securities USA LLC, Royal Bank of Canada, acting through its agent RBC Capital Markets, LLC, Bank of America, N.A., HSBC Bank USA, National Association, BNP Paribas, and Deutsche Bank AG, London Branch, acting through its agent Deutsche Bank Securities Inc. (collectively, the “Option Counterparties”). The Capped Call Transactions cover, subject to customary anti-dilution adjustments substantially similar to those applicable to the Convertible Notes, the number of ordinary shares that will initially underlie the Convertible Notes. The cost of the Capped Call Transactions was $192.0 million.

The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Convertible Notes and/or to offset any potential cash payments the Company is required to make in excess of the principal amount upon conversion of the Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap. The Capped Call Transactions each have an initial cap price of approximately $334.43 per share, which represents a premium of 75% over the last reported sale price of the Company’s ordinary shares of $191.10 per share on December 3, 2025, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The Capped Call Transactions are separate transactions, in each case, entered into by the Company with the Option Counterparties, and are not part of the terms of the Convertible Notes and will not change the holders’ rights under the Convertible Notes. Holders of the Convertible Notes will not have any rights with respect to the Capped Call Transactions.

UNREGISTERED SALE OF EQUITY SECURITIES

The Company’s offering of the Convertible Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Convertible Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Convertible Notes and the Company’s ordinary shares issuable upon conversion of the Convertible Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Indenture between Check Point Software Technologies Ltd. and U.S. Bank Trust Company, National Association, as trustee, for the 0.00% Convertible Senior Notes due 2030.
4.2	Form of 0.00% Convertible Senior Note due 2030 (included in Exhibit 4.1).
10.1	Form of Capped Call Confirmation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/S/ ROEI GOLAN
	Name:	Roei Golan
	Title:	Chief Financial Officer